Exhibit 99.1

MOGU Announces Unaudited Financial Results for the Six Months Ended March 31, 2025 and Fiscal Year 2025

HANGZHOU, China, July 21, 2025 /BUSINESS WIRE/ -- MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended March 31, 2025 and fiscal year 2025.

Mr. Fan Yiming, Chief Executive Officer of MOGU, commented, “In the second half of fiscal year 2025, the platform continued to face challenges with the lifecycle of key opinion leaders (KOLs), which led to MOGU’s gross merchandise value (GMV1) declined year-on-year. During this period, we have implemented a series of strategic initiatives to support content creators and drive sales growth. These efforts have begun to demonstrate early signs of success, with the year-on-year decline in GMV narrowing in the second half of fiscal year 2025.

Besides, MOGU has successfully signed dozens of fashion KOLs from other social e-commerce platforms. After a period of operation, MOGU has quickly become a high- performing live streaming service provider on these platforms. We believe this new segment presents growth potential and will contribute to MOGU’s overall expansion beyond its core platform.”

“During the second half of fiscal year of 2025, our total revenues increased by 3.0% to RMB79.4 million as compared with the same period of fiscal year 2024. The loss from operations was RMB59.7 million, compared to RMB27.1 million for the same period of fiscal year 2024. Over the past six months and into the foreseeable future, we remain focused on cost reduction and efficiency enhancements,while actively looking for new revenue growth opportunities.” added Ms. Qi Feng, Financial Controller.

Highlights For the Six Months Ended March 31, 2025

•
Total revenues for the six months ended March 31, 2025 increase by 3.0% to RMB79.4 million (US$10.9 million2) from RMB77.0 million during the same period of fiscal year 2024.
•
Live video broadcast (“LVB”) associated GMV for the six months ended March 31, 2025 decreased by 28.9% period-over-period to RMB2,096 million (US$288.8 million).

•
GMV for the six months ended March 31, 2025 was RMB2,154 million (US$296.8 million), a decrease of 29.1% period-over-period.

1 GMV are to gross merchandise volume, refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

2 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025, which was RMB7.2567 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Financial Results For the Six Months Ended March 31, 2025

Total revenues for the six months ended March 31, 2025 increased by 3.0% to RMB79.4 million (US$10.9 million) from RMB77.0 million during the same period of fiscal year 2024.

•
Commission revenues for the six months ended March 31, 2025 decreased by 27.2% to RMB39.4 million (US$5.4 million) from RMB54.1 million in the same period of fiscal year 2024, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Financing solutions revenues for the six months ended March 31, 2025 decreased by 16.8% to RMB4.0 million (US$0.6 million) from RMB4.9 million in the same period of fiscal year 2024. The decrease was primarily due to the decrease in the service fee of loans to users in line with the lower GMV.
•
Technology service revenues for the six months ended March 31,2025 increased by 104.7% to RMB30.5 million (US$4.2 million) from RMB14.9 million in the same period of fiscal year 2024, primarily attributable to the increase of software development service revenue.
•
Other revenues for the six months ended March 31, 2025 increased by 71.4% to RMB5.4 million (US$0.7 million) from RMB3.2 million in the same period of fiscal year 2024, primarily attributable to the increase of service revenue through providing advertising and promotion services through KOLs to brands, online retailers and other merchants on social media platforms.

Cost of revenues for the six months ended March 31, 2025 increased by 8.7% to RMB45.2 million (US$6.2 million) from RMB41.6 million in the same period of fiscal year 2024, which was primarily due to an increase in payroll cost of RMB2.6 million and an increase in depreciation expense of RMB1.0 million.

Sales and marketing expenses for the six months ended March 31, 2025 increased by 4.9% to RMB31.6 million (US$4.4 million) from RMB30.1 million in the same period of fiscal year 2024, primarily due to an increase in promotion expense of RMB4.3 million, partially offset by a decrease in user acquisition expense of RMB3.0 million.

Research and development expenses for the six months ended March 31, 2025 increased by 37.3% to RMB17.6 million (US$2.4 million) from RMB12.8 million in the same period of fiscal year 2024, primarily due to an increase in payroll cost of RMB4.8 million.

General and administrative expenses for the six months ended March 31, 2025 increased by 8.4% to RMB29.5 million (US$4.1 million) from RMB27.2 million in the same period of fiscal year 2024.

Amortization of intangible assets for the six months ended March 31, 2025 increased by 8.0% to RMB0.1 million (US$0.01 million) from RMB0.1 million in the same period of the fiscal year 2024.

Impairment of long-lived assets for the six months ended March 31, 2025 increased by 100.0% to RMB18.0 million (US$2.5 million) from nil in the same period of fiscal year 2024, primarily due to the cyclical fluctuations of the real estate market.

Loss from operations for the six months ended March 31, 2025 was RMB59.7 million (US$8.2 million), compared to the loss from operations of RMB27.1 million in the same period of fiscal year 2024.

Net loss attributable to MOGU Inc. for the six months ended March 31, 2025 was RMB38.4 million (US$5.3million), compared to the net loss attributable to MOGU Inc. of RMB23.9 million in the same period of fiscal year 2024.

Adjusted EBITDA3 for the six months ended March 31, 2025 was negative RMB35.7 million (US$4.9 million), compared to negative RMB20.7 million in the same period of fiscal year 2024.

Adjusted net loss4 for the six months ended March 31, 2025 was RMB41.5 million (US$5.7 million), compared to the adjusted net loss of RMB22.3 million in the same period of fiscal year 2024.

Basic and diluted loss per ADS for the six months ended March 31, 2025 were RMB4.37 (US$0.60) and RMB4.37 (US$0.60), respectively, compared with RMB2.74 and RMB2.74, respectively, in the same period of fiscal year 2024. One ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB380.1 million (US$52.4 million) as of March 31, 2025, compared with RMB420.6 million as of March 31, 2024.

Fiscal Year 2025 Financial Results

Total revenues decreased by 11.9% to RMB141.2 million (US$19.5 million) from RMB160.3 million in fiscal year 2024.

•
Commission revenues decreased by 31.9% to RMB74.7 million (US$10.3 million) from RMB109.7 million in fiscal year 2024, primarily attributable to the lower GMV due to the heightened competitive environment.

•
Financing solutions revenues decreased by 23.3% to RMB7.9 million (US$1.1 million) from RMB10.3 million in the same period of fiscal year 2024. The decrease was primarily due to the decrease in service fees of loans to users in line with the lower GMV.
•
Technology service revenues increased by 53.9% to RMB51.2 million (US$7.1 million) from RMB33.3 million in the fiscal year 2024, primarily attributable to an increase in software development service revenue.
•
Other revenues increased by 5.3% to RMB7.4 million (US$1.0 million) from RMB7.0 million in fiscal year 2024, primarily attributable to the increase of service revenue through providing advertising and promotion services through KOLs to brands, online retailers and other merchants on social media platforms.

Cost of revenues decreased by 7.1% to RMB84.8 million (US$11.7 million) from RMB91.2 million in fiscal year 2024, which was primarily due to a decrease in IT-related expenses of RMB5.1 million and payment handling costs of RMB2.2 million, in relation to the overall reduction in revenue, partially offset by an increase in payroll cost of RMB1.0 million.

Sales and marketing expenses decreased by 14.0% to RMB58.0 million (US$8.0 million) from RMB67.4 million in fiscal year 2024, primarily due to a decrease in spending on branding and user acquisition activities of RMB7.6 million.

Research and development expenses increased by 12.1% to RMB30.0 million (US$4.1 million) from RMB26.7 million in fiscal year 2024, primarily due to an increase in payroll expense.

General and administrative expenses increased by 2.8% to RMB56.7 million (US$7.8 million) from RMB55.1 million in fiscal year 2024, primarily due to an increase of professional service fee, daily operation fees and expected credit loss expense of RMB7.1 million, partially offset by a decrease in payroll cost of RMB5.3 million.

3 Adjusted EBITDA represents net loss before (i) interest income, interest expense, loss/(gain) from investments, net, income tax expenses/(benefits) and share of results of equity investees, impairment of long-lived assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

4 Adjusted net loss represents net loss excluding (i) loss/(gain) from investments, net, (ii) share-based compensation expenses, (iii) impairment of long-lived assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Amortization of intangible assets decreased by 91.8% to RMB0.2 million (US$0.02 million) from RMB1.9 million in fiscal year 2024, primarily because the majority of the intangible assets recorded in connection with the acquisition of Hangzhou Ruisha Technology Co., Ltd had been fully impaired as of March 31, 2024.

Impairment of long-lived assets increased by 80.5% to RMB18.0 million (US$2.5 million) from RMB9.9 million in the same period of fiscal year 2024, primarily due to the cyclical fluctuations of the real estate market.

Loss from operations was RMB101.1 million (US$13.9 million), compared to the loss from operations of RMB79.2 million in fiscal year 2024.

Net loss attributable to MOGU Inc. was RMB62.6 million (US$8.6 million), compared to the net loss attributable to MOGU Inc. of RMB59.3 million in fiscal year 2024.

Adjusted EBITDA was negative RMB70.7 million (US$9.7 million), compared to negative RMB54.6 million in fiscal year 2024.

Adjusted net loss was RMB79.8 million (US$11.0 million), compared to the adjusted net loss of RMB55.1 million in fiscal year 2024.

Basic and diluted loss per ADS were RMB7.14 (US$0.98) and RMB7.14 (US$0.98) respectively, compared with RMB6.85 and RMB6.85, respectively, in fiscal year 2024. One ADS represents 300 Class A ordinary shares.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net income/loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, interest expense, loss/(gain) from investments, net, income tax expenses/(benefits), share of results of equity investees, impairment of long-lived assets, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding loss/(gain) from investments, net, impairment of long-lived assets, share-based compensation expenses, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are nonrecurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s ecommerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s ecommerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Ms. Rachel Xia

Phone: +852-2232-3980

E-mail: rachel.xia@christensencomms.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	358,787	82,021	11,303
Restricted cash	511	511	70
Short-term investments	61,312	297,571	41,006
Inventories, net	98	11	2
Loan receivables, net	31,564	31,108	4,287
Prepayments, receivables and other current assets	54,956	59,208	8,159
Amounts due from related parties	587	15,131	2,085
Total current assets	507,815	485,561	66,912
Non-current assets:
Property and equipment, net	299,741	281,277	38,761
Intangible assets, net	949	718	99
Right-of-use assets	2,576	941	130
Investments	81,808	49,971	6,886
Other non-current assets	45,473	39,759	5,479
Total non-current assets	430,547	372,666	51,355
Total assets	938,362	858,227	118,267
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,862	4,500	620
Salaries and welfare payable	6,936	7,873	1,085
Advances from customers	207	57	8
Taxes payable	1,285	3,144	433
Amounts due to related parties	5,341	3,477	479
Current portion of lease liabilities	1,888	620	85
Accruals and other current liabilities	299,317	301,204	41,507
Total current liabilities	321,836	320,875	44,217
Non-current liabilities:
Non-current lease liabilities	773	352	49
Deferred tax liabilities	1,299	—	—
Total non-current liabilities	2,072	352	49
Total liabilities	323,908	321,227	44,266
Shareholders’ equity
Ordinary shares	181	181	25
Treasury stock	(137,446)	(138,269)	(19,054)
Statutory reserves	3,331	6,705	924
Additional paid-in capital	9,489,254	9,490,093	1,307,770
Accumulated other comprehensive income	89,567	72,670	10,014
Accumulated deficit	(8,856,494)	(8,922,425)	(1,229,543)
Total MOGU Inc. shareholders’ equity	588,393	508,955	70,136
Non-controlling interests	26,061	28,045	3,865
Total shareholders’ equity	614,454	537,000	74,001
Total liabilities and shareholders’ equity	938,362	858,227	118,267

MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the years ended
	March 31,			March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	54,123	39,422	5,432	109,742	74,697	10,294
Financing solutions revenues	4,864	4,049	558	10,267	7,876	1,085
Technology service revenues	14,900	30,503	4,203	33,288	51,236	7,061
Other revenues	3,155	5,407	745	7,047	7,424	1,023
Total revenues	77,042	79,381	10,938	160,344	141,233	19,463
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(41,589)	(45,202)	(6,229)	(91,191)	(84,762)	(11,681)
Sales and marketing expenses	(30,117)	(31,591)	(4,353)	(67,391)	(57,953)	(7,986)
Research and development expenses	(12,845)	(17,635)	(2,430)	(26,724)	(29,967)	(4,130)
General and administrative expenses	(27,234)	(29,532)	(4,070)	(55,148)	(56,675)	(7,810)
Amortization of intangible assets	(75)	(81)	(11)	(1,901)	(156)	(21)
Impairment of long-lived assets	—	(17,953)	(2,474)	(9,945)	(17,953)	(2,474)
Other income, net	7,725	2,921	403	12,784	5,093	702
Loss from operations	(27,093)	(59,692)	(8,226)	(79,172)	(101,140)	(13,937)
Interest income	5,577	2,784	384	12,719	5,905	814
Interest expense	(191)	(1)	—	(191)	(1)	—
(Loss)/gain from investments, net	(314)	21,582	2,974	953	38,050	5,243
Loss before income tax and share of results of equity investees	(22,021)	(35,327)	(4,868)	(65,691)	(57,186)	(7,880)
Income tax (expenses)/benefits	(44)	(832)	(115)	1,618	(839)	(116)
Share of results of equity investee	(2,382)	(1,848)	(255)	(2,886)	(2,548)	(351)
Net loss	(24,447)	(38,007)	(5,238)	(66,959)	(60,573)	(8,347)
Net (loss)/gain attributable to non-controlling interests	(569)	421	58	(7,674)	1,984	273
Net loss attributable to MOGU Inc.	(23,878)	(38,428)	(5,296)	(59,285)	(62,557)	(8,620)
Net loss	(24,447)	(38,007)	(5,238)	(66,959)	(60,573)	(8,347)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(1,295)	1,757	242	3,675	526	72
Unrealized securities holding gains/(losses), net of tax	1,794	(1,171)	(161)	3,496	(17,423)	(2,401)
Total comprehensive loss	(23,948)	(37,421)	(5,157)	(59,788)	(77,470)	(10,676)
Total comprehensive (loss)/income attributable to non-controlling interests	(569)	421	58	(7,674)	1,984	273
Total comprehensive loss attributable to MOGU Inc.	(23,379)	(37,842)	(5,215)	(52,114)	(79,454)	(10,949)
Net loss per share attributable to ordinary shareholders
Basic	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)	(0.00)
Diluted	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)	(0.00)
Net loss per ADS
Basic	(2.74)	(4.37)	(0.60)	(6.85)	(7.14)	(0.98)
Diluted	(2.74)	(4.37)	(0.60)	(6.85)	(7.14)	(0.98)
Weighted average number of shares used in computing net loss per share
Basic	2,613,782,580	2,636,960,610	2,636,960,610	2,597,764,333	2,628,575,500	2,628,575,500
Diluted	2,613,782,580	2,636,960,610	2,636,960,610	2,597,764,333	2,628,575,500	2,628,575,500
Share-based compensation expenses included in:
Cost of revenues	75	34	5	490	68	9
General and administrative expenses	1,579	23	3	3,342	627	86
Sales and marketing expenses	20	13	2	439	27	4
Research and development expenses	127	29	4	319	117	16

MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the years ended
	March 31,			March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(7,554)	(38,963)	(5,369)	(40,461)	(67,916)	(9,359)
Net cash provided by/(used in) investing activities	1,013	36,082	4,972	(19,766)	(207,930)	(28,654)
Net cash used in financing activities	—	—	—	—	(822)	(113)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(822)	546	75	2,514	(98)	(14)
Net decrease in cash and cash equivalents and restricted cash	(7,363)	(2,335)	(322)	(57,713)	(276,766)	(38,140)
Cash and cash equivalents and restricted cash at beginning of period	366,661	84,867	11,695	417,011	359,298	49,513
Cash and cash equivalents and restricted cash at end of period	359,298	82,532	11,373	359,298	82,532	11,373

MOGU INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended			For the years ended
		March 31,			March 31,
		2024	2025		2024	2025
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(24,447)	(38,007)	(5,238)	(66,959)	(60,573)	(8,347)
Add:	Interest expense	191	1	—	191	1	—
Less:	Income tax expenses/ (benefits)	44	832	115	(1,618)	839	116
Less:	Interest income	(5,577)	(2,784)	(384)	(12,719)	(5,905)	(814)
Add:	Amortization of intangible assets	75	81	11	1,901	156	21
Add:	Depreciation of property and equipment	4,562	5,814	801	8,091	11,450	1,578
	EBITDA	(25,152)	(34,063)	(4,695)	(71,113)	(54,032)	(7,446)
Add:	Impairment of long-lived assets	—	17,953	2,474	9,945	17,953	2,474
Add:	Share-based compensation expenses	1,801	99	14	4,590	839	115
Add:	Share of result of equity investees	2,382	1,848	255	2,886	2,548	351
Less:	Loss/(gain) from investments, net	314	(21,582)	(2,974)	(953)	(38,050)	(5,243)
	Adjusted EBITDA	(20,655)	(35,745)	(4,926)	(54,645)	(70,742)	(9,749)
	Net loss	(24,447)	(38,007)	(5,238)	(66,959)	(60,573)	(8,347)
Add:	Loss/(gain) from investments, net	314	(21,582)	(2,974)	(953)	(38,050)	(5,243)
Add:	Share-based compensation expenses	1,801	99	14	4,590	839	115
Add:	Impairment of long-lived assets	—	17,953	2,474	9,945	17,953	2,474
Less:	Adjusted for tax effects	—	—	—	(1,755)	—	—
	Adjusted net loss	(22,332)	(41,537)	(5,724)	(55,132)	(79,831)	(11,001)